SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2024

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. filed its consolidated interim financial statements ended September 30, 2024 with Financial Services Agency in Japan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Sumihiro Takahashi
Sumihiro Takahashi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: November 15, 2024

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

September 30, 2024

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Results

Overview of Operating Performance

Honda’s consolidated sales revenue for the six months ended September 30, 2024 increased by 12.4%, to ¥10,797.6 billion from the same period last year, due mainly to increased sales revenue in Motorcycle business and Automobile business as well as positive foreign currency translation effects. Operating profit increased by 6.6%, to ¥742.6 billion from the same period last year, due mainly to increased profit attributable to price and cost impacts, which was partially offset by increased expenses. Profit before income taxes decreased by 15.6%, to ¥741.9 billion from the same period last year, due mainly to decreased share of profit (loss) of investments accounted for using the equity method. Profit for the period attributable to owners of the parent decreased by 19.7%, to ¥494.6 billion from the same period last year.

Business Segments

Motorcycle Business

For the six months ended September 30, 2023 and 2024

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Six months ended Sep. 30, 2023	Six months ended Sep. 30, 2024	Change	%	Six months ended Sep. 30, 2023	Six months ended Sep. 30, 2024	Change	%
Motorcycle Business	9,266	10,382	1,116	12.0	6,006	6,960	954	15.9
Japan	122	100	(22)	(18.0)	122	100	(22)	(18.0)
North America	255	269	14	5.5	255	269	14	5.5
Europe	229	265	36	15.7	229	265	36	15.7
Asia	7,874	8,861	987	12.5	4,614	5,439	825	17.9
Other Regions	786	887	101	12.8	786	887	101	12.8

*

Honda Group Unit Sales is the total unit sales of completed motorcycle, ATV and side-by-side products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

Sales revenue from external customers increased by 15.1%, to ¥1,810.7 billion from the same period last year, due mainly to increased consolidated unit sales. Operating profit increased by 28.6%, to ¥325.8 billion from the same period last year, due mainly to an increase in profit attributable to price and cost impacts as well as sales impacts.

Automobile Business

For the six months ended September 30, 2023 and 2024

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Six months ended Sep. 30, 2023	Six months ended Sep. 30, 2024	Change	%	Six months ended Sep. 30, 2023	Six months ended Sep. 30, 2024	Change	%
Automobile Business	1,934	1,779	(155)	(8.0)	1,332	1,396	64	4.8
Japan	259	302	43	16.6	231	259	28	12.1
North America	778	836	58	7.5	778	836	58	7.5
Europe	43	48	5	11.6	43	48	5	11.6
Asia	789	521	(268)	(34.0)	215	181	(34)	(15.8)
Other Regions	65	72	7	10.8	65	72	7	10.8

*

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans and others by our Japanese finance subsidiaries and provided through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

Sales revenue from external customers increased by 11.6%, to ¥6,987.5 billion from the same period last year, due mainly to increased consolidated unit sales. Operating profit decreased by 14.4%, to ¥258.0 billion from the same period last year, due mainly to an increase in expenses as well as research and development expenses, which was partially offset by increased profit attributable to price and cost impacts.

Financial Services Business

Sales revenue from external customers increased by 14.9%, to ¥1,811.8 billion from the same period last year, due mainly to increased revenue from retail loans as well as positive foreign currency translation effects. Operating profit increased by 18.8%, to ¥162.7 billion from the same period last year, due mainly to an increase in profit attributable to increased sales revenue.

Power Products and Other Businesses

For the six months ended September 30, 2023 and 2024

	Units (thousands)
	Honda Group Unit Sales / Consolidated Unit Sales*
	Six months ended Sep. 30, 2023	Six months ended Sep. 30, 2024	Change	%
Power Products Business	1,826	1,653	(173)	(9.5)
Japan	132	124	(8)	(6.1)
North America	594	482	(112)	(18.9)
Europe	356	252	(104)	(29.2)
Asia	602	652	50	8.3
Other Regions	142	143	1	0.7

*

Honda Group Unit Sales is the total unit sales of completed power products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed power products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed power products of Honda and its consolidated subsidiaries. In Power products business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales since no affiliate and joint venture accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from external customers decreased by 5.3%, to ¥187.3 billion from the same period last year, due mainly to decreased consolidated unit sales in Power products business. Operating loss was ¥3.9 billion, a decrease of ¥8.7 billion from the same period last year, due mainly to decreased profit attributable to sales impacts in Power products business. In addition, operating loss of aircraft and aircraft engines included in Power products and other businesses was ¥19.0 billion, an increase of ¥4.4 billion from the same period last year.

Cash Flows

Consolidated cash and cash equivalents on September 30, 2024 decreased by ¥332.2 billion from March 31, 2024, to ¥4,622.2 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period last year, are as follows:

Net cash provided by operating activities amounted to ¥68.6 billion of cash inflows. Cash inflows from operating activities decreased by ¥311.2 billion from the same period last year, due mainly to an increase in payments for parts and raw materials as well as in payments for purchase of equipment on operating leases, which was partially offset by increased cash received from customers.

Net cash used in investing activities amounted to ¥519.1 billion of cash outflows. Cash outflows from investing activities increased by ¥229.9 billion from the same period last year, due mainly to an increase in payments for additions to property, plant and equipment as well as in payments for additions to and internally developed intangible assets.

Net cash provided by financing activities amounted to ¥317.6 billion of cash inflows. Cash inflows from financing activities increased by ¥74.5 billion from the same period last year, due mainly to increased proceeds from financing liabilities.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

March 31, 2024 and September 30, 2024

		Yen (millions)
Assets	Note	March 31, 2024	September 30, 2024
		unaudited	unaudited
Current assets:
Cash and cash equivalents		¥4,954,565	¥4,622,289
Trade receivables		1,240,090	973,934
Receivables from financial services		2,558,594	2,556,602
Other financial assets		229,583	345,217
Inventories		2,442,969	2,466,403
Other current assets		446,763	553,699

Total current assets		11,872,564	11,518,144

Non-current assets:
Investments accounted for using the equity method		1,206,968	1,193,010
Receivables from financial services		5,616,676	5,739,232
Other financial assets		968,142	926,554
Equipment on operating leases	5	5,202,768	5,201,844
Property, plant and equipment	6	3,234,413	3,058,780
Intangible assets		999,689	1,008,884
Deferred tax assets		170,856	139,278
Other non-current assets		502,074	488,153

Total non-current assets		17,901,586	17,755,735

Total assets		¥29,774,150	¥29,273,879

		Yen (millions)
Liabilities and Equity	Note	March 31, 2024	September 30, 2024
		unaudited	unaudited
Current liabilities:
Trade payables		¥1,609,836	¥1,410,382
Financing liabilities		4,105,590	4,227,562
Accrued expenses		638,319	581,151
Other financial liabilities		340,858	275,816
Income taxes payable		157,410	72,307
Provisions	7	566,722	588,174
Other current liabilities		904,757	896,089

Total current liabilities		8,323,492	8,051,481

Non-current liabilities:
Financing liabilities		6,057,967	6,257,401
Other financial liabilities		316,919	302,457
Retirement benefit liabilities		284,844	286,368
Provisions	7	385,001	351,436
Deferred tax liabilities		855,067	795,448
Other non-current liabilities		544,988	556,732

Total non-current liabilities		8,444,786	8,549,842

Total liabilities		16,768,278	16,601,323

Equity:
Common stock		86,067	86,067
Capital surplus		205,073	205,222
Treasury stock		(550,808)	(775,202)
Retained earnings		10,644,213	10,968,984
Other components of equity		2,312,450	1,906,373

Equity attributable to owners of the parent		12,696,995	12,391,444
Non-controlling interests		308,877	281,112

Total equity		13,005,872	12,672,556

Total liabilities and equity		¥29,774,150	¥29,273,879

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the six months ended September 30, 2023 and 2024

		Yen (millions)
	Note	September 30, 2023	September 30, 2024
		unaudited	unaudited
Sales revenue	8	¥9,609,392	¥10,797,613

Operating costs and expenses:
Cost of sales		(7,521,751)	(8,451,364)
Selling, general and administrative		(986,874)	(1,125,099)
Research and development		(404,194)	(478,542)

Total operating costs and expenses		(8,912,819)	(10,055,005)

Operating profit		696,573	742,608

Share of profit (loss) of investments accounted for using the equity method		66,724	(20,759)

Finance income and finance costs:
Interest income		77,845	100,693
Interest expense		(19,895)	(24,996)
Other, net		58,038	(55,593)

Total finance income and finance costs		115,988	20,104

Profit before income taxes		879,285	741,953

Income tax expense		(225,360)	(215,106)

Profit for the period		¥653,925	¥526,847

Profit for the period attributable to:
Owners of the parent		616,301	494,683
Non-controlling interests		37,624	32,164

		Yen
		September 30, 2023	September 30, 2024
Earnings per share attributable to owners of the parent
Basic and diluted	11	¥124.63	¥103.25

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

For the six months ended September 30, 2023 and 2024

		Yen (millions)
	Note	September 30, 2023	September 30, 2024
		unaudited	unaudited
Profit for the period		¥653,925	¥526,847

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		4	(1)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		753	10,627
Share of other comprehensive income of investments accounted for using the equity method		5,280	(5,134)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(429)	650
Exchange differences on translating foreign operations		768,426	(409,590)
Share of other comprehensive income of investments accounted for using the equity method		51,933	18,547

Total other comprehensive income, net of tax		825,967	(384,901)

Comprehensive income for the period		¥1,479,892	¥141,946

Comprehensive income for the period attributable to:
Owners of the parent		1,424,586	107,112
Non-controlling interests		55,306	34,834

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

For the six months ended September 30, 2023 and 2024

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2023 (unaudited)		¥86,067	¥185,589	¥(484,931)	¥9,980,128	¥1,417,397	¥11,184,250	¥318,041	¥11,502,291

Comprehensive income for the period
Profit for the period					616,301		616,301	37,624	653,925
Other comprehensive income, net of tax						808,285	808,285	17,682	825,967

Total comprehensive income for the period					616,301	808,285	1,424,586	55,306	1,479,892
Reclassification to retained earnings					375	(375)	—		—
Transactions with owners and other
Dividends paid	12				(99,915)		(99,915)	(59,549)	(159,464)
Purchases of treasury stock				(145,009)			(145,009)		(145,009)
Disposal of treasury stock				394			394		394
Share-based payment transactions			(131)				(131)		(131)

Total transactions with owners and other			(131)	(144,615)	(99,915)		(244,661)	(59,549)	(304,210)

Balance as of September 30, 2023 (unaudited)		¥86,067	¥185,458	¥(629,546)	¥10,496,889	¥2,225,307	¥12,364,175	¥313,798	¥12,677,973

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2024 (unaudited)		¥86,067	¥205,073	¥(550,808)	¥10,644,213	¥2,312,450	¥12,696,995	¥308,877	¥13,005,872

Comprehensive income for the period
Profit for the period					494,683		494,683	32,164	526,847
Other comprehensive income, net of tax						(387,571)	(387,571)	2,670	(384,901)

Total comprehensive income for the period					494,683	(387,571)	107,112	34,834	141,946
Reclassification to retained earnings					18,506	(18,506)	—		—
Transactions with owners and other
Dividends paid	12				(188,418)		(188,418)	(62,599)	(251,017)
Purchases of treasury stock				(224,716)			(224,716)		(224,716)
Disposal of treasury stock				322			322		322
Share-based payment transactions			149				149		149

Total transactions with owners and other			149	(224,394)	(188,418)		(412,663)	(62,599)	(475,262)

Balance as of September 30, 2024 (unaudited)		¥86,067	¥205,222	¥(775,202)	¥10,968,984	¥1,906,373	¥12,391,444	¥281,112	¥12,672,556

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

For the six months ended September 30, 2023 and 2024

		Yen (millions)
	Note	September 30, 2023	September 30, 2024
		unaudited	unaudited
Cash flows from operating activities:
Profit before income taxes		¥879,285	¥741,953
Depreciation, amortization and impairment losses excluding equipment on operating leases		373,775	366,806
Share of (profit) loss of investments accounted for using the equity method		(66,724)	20,759
Finance income and finance costs, net		(92,349)	(37,677)
Interest income and interest costs from financial services, net		(75,284)	(84,567)
Changes in assets and liabilities
Trade receivables		24,114	245,994
Inventories		(905)	(128,762)
Trade payables		(69,898)	(50,094)
Accrued expenses		(16,454)	(45,638)
Provisions and retirement benefit liabilities		65,507	46,916
Receivables from financial services		(728,165)	(578,916)
Equipment on operating leases		95,596	(260,142)
Other assets and liabilities		6,255	(82,529)
Other, net		(44,023)	12,942
Dividends received		126,630	81,233
Interest received		255,998	362,299
Interest paid		(110,717)	(213,162)
Income taxes paid, net of refunds		(242,689)	(328,724)

Net cash provided by operating activities		379,952	68,691

Cash flows from investing activities:
Payments for additions to property, plant and equipment		(141,404)	(222,043)
Payments for additions to and internally developed intangible assets		(97,504)	(142,576)
Proceeds from sales of property, plant and equipment and intangible assets		4,239	2,058
Proceeds from sales of subsidiaries, net of cash and cash equivalents disposed of		(2,940)	—
Payments for acquisitions of investments accounted for using the equity method		(38,734)	(60,047)
Proceeds from sales of investments accounted for using the equity method		—	8,858
Payments for acquisitions of other financial assets		(118,990)	(249,330)
Proceeds from sales and redemptions of other financial assets		106,207	143,974

Net cash used in investing activities		(289,126)	(519,106)

Cash flows from financing activities:
Proceeds from short-term financing liabilities		6,065,976	4,282,239
Repayments of short-term financing liabilities		(5,805,967)	(4,188,493)
Proceeds from long-term financing liabilities		1,498,319	1,840,856
Repayments of long-term financing liabilities		(1,185,750)	(1,120,027)
Dividends paid to owners of the parent		(99,915)	(188,418)
Dividends paid to non-controlling interests		(45,228)	(46,947)
Purchases and sales of treasury stock, net		(144,615)	(224,394)
Repayments of lease liabilities		(39,773)	(37,215)

Net cash provided by financing activities		243,047	317,601

Effect of exchange rate changes on cash and cash equivalents		303,626	(199,462)

Net change in cash and cash equivalents		637,499	(332,276)

Cash and cash equivalents at beginning of year		3,803,014	4,954,565

Cash and cash equivalents at end of period		¥4,440,513	¥4,622,289

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(1) Reporting Entity

Honda Motor Co., Ltd. (the “Company”) is a public company domiciled in Japan. The Company and its subsidiaries (collectively “Honda”) develop, manufacture and distribute motorcycles, automobiles, power products and others throughout the world, and also provide financial services to customers and dealers for the sale of those products. Principal manufacturing facilities are located in Japan, the United States of America, Canada, Mexico, China, India, Indonesia, Malaysia, Thailand, Vietnam and Brazil.

(2) Basis of Preparation

  (a) Compliance with Interim Financial Reporting Standards

The condensed consolidated interim financial statements of the Company have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended March 31, 2024, since the condensed consolidated interim financial statements do not include all the information required in the annual consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

  (b) Functional Currency and Presentation Currency

The condensed consolidated interim financial statements are presented in Japanese yen, which is the functional currency of the Company. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated.

  (c) Use of Estimates and Judgments

The preparation of condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amount of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The condensed consolidated interim financial statements are prepared based on the same judgments and estimations as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2024.

(3) Summary of Material Accounting Policies

The condensed consolidated interim financial statements are prepared based on the same accounting policies as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2024.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(4) Segment Information

Based on Honda’s organizational structure and characteristics of products and services, Honda discloses segment information in four categories: Reportable segments of Motorcycle business, Automobile business and Financial services business, and other segments that are not reportable. The other segments are combined and disclosed in Power products and other businesses. Segment information is based on the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for segment information are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Products and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

  Segment Information

Segment information as of and for the six months ended September 30, 2023 and 2024 is as follows:

As of and for the six months ended September 30, 2023

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated

Sales revenue:
External customers	¥1,572,558	¥6,262,289	¥1,576,608	¥197,937	¥9,609,392	¥—	¥9,609,392
Intersegment	—	84,816	1,256	16,387	102,459	(102,459)	—

Total	1,572,558	6,347,105	1,577,864	214,324	9,711,851	(102,459)	9,609,392

Segment profit (loss)	¥253,384	¥301,380	¥137,002	¥4,807	¥696,573	¥—	¥696,573

Segment assets	¥1,803,540	¥10,962,398	¥12,977,324	¥511,240	¥26,254,502	¥1,422,101	¥27,676,603
Depreciation and amortization	34,486	328,359	415,578	8,592	787,015	—	787,015
Capital expenditures	26,781	233,741	1,115,856	6,036	1,382,414	—	1,382,414

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

As of and for the six months ended September 30, 2024

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,810,786	¥6,987,551	¥1,811,879	¥187,397	¥10,797,613	¥—	¥10,797,613
Intersegment	—	142,974	2,639	15,846	161,459	(161,459)	—

Total	1,810,786	7,130,525	1,814,518	203,243	10,959,072	(161,459)	10,797,613

Segment profit (loss)	¥325,852	¥258,037	¥162,707	¥(3,988)	¥742,608	¥—	¥742,608

Segment assets	¥2,027,742	¥11,357,893	¥14,236,061	¥540,716	¥28,162,412	¥1,111,467	¥29,273,879
Depreciation and amortization	35,855	319,282	431,182	8,030	794,349	—	794,349
Capital expenditures	28,702	295,368	1,571,614	5,161	1,900,845	—	1,900,845

Explanatory notes:

1.

Segment profit (loss) of each segment is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit (loss) of investments accounted for using the equity method and finance income and finance costs. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.

Segment assets of each segment are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

4.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of September 30, 2023 and 2024 amounted to ¥1,605,913 million and ¥1,399,039 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(5) Equipment on Operating Leases

The additions to equipment on operating leases for the six months ended September 30, 2023 and 2024 are ¥1,114,646 million and ¥1,576,466 million, respectively.

The sales or disposals of equipment on operating leases for the six months ended September 30, 2023 and 2024 are ¥791,879 million and ¥886,264 million, respectively.

(6) Property, Plant and Equipment

The additions to property, plant and equipment for the six months ended September 30, 2023 and 2024 are ¥171,606 million and ¥206,877 million, respectively.

The sales or disposals of property, plant and equipment for the six months ended September 30, 2023 and 2024 are ¥17,325 million and ¥18,448 million, respectively.

(7) Provisions

The components of and changes in provisions for the six months ended September 30, 2024 are as follows:

	Yen (millions)
	Product warranties*	Other	Total
Balance as of April 1, 2024	¥815,190	¥136,533	¥951,723

Additional provisions	¥189,021	¥25,568	¥214,589
Write-offs	(153,766)	(29,144)	(182,910)
Reversal	(8,057)	(1,121)	(9,178)
Exchange differences on translating foreign operations	(28,028)	(6,586)	(34,614)

Balance as of September 30, 2024	¥814,360	¥125,250	¥939,610

Current liabilities and non-current liabilities of provisions as of March 31, 2024 and September 30, 2024 are as follows:

	Yen (millions)
	As of March 31, 2024	As of September 30, 2024
Current liabilities	¥566,722	¥588,174
Non-current liabilities	385,001	351,436

Total	¥951,723	¥939,610

Explanatory note:

*

Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls. Honda recognizes general estimated warranty costs at the time products are sold to customers. Honda also recognizes specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. These provisions are estimated based on historical warranty claim experience with consideration given to the expected level of future warranty costs, including current sales trends, the expected number of units to be affected and the estimated average repair cost per unit for warranty claims. Provisions for product warranties are utilized for expenditures based on the demand from customers and dealers. A portion of the product warranties is expected to be reimbursed by agreement with suppliers. The amount of expected reimbursement is ¥152,178 million as of September 30, 2024.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(8) Sales Revenue

As stated in Note 4, Honda discloses segment information in four categories.

The sales revenue disaggregated by geographical markets based on the location of the customer and the reconciliation of the disaggregated revenue with each segment for the six months ended September 30, 2023 and 2024 are as follows:

For the six months ended September 30, 2023

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥60,329	¥682,875	¥72,390	¥46,395	¥861,989
North America	172,045	3,968,522	744,269	74,534	4,959,370
Europe	179,962	219,229	—	40,232	439,423
Asia	866,823	1,144,738	3	25,558	2,037,122
Other Regions	293,308	235,719	—	11,179	540,206

Total	¥1,572,467	¥6,251,083	¥816,662	¥197,898	¥8,838,110

Revenue arising from the other sources*	91	11,206	759,946	39	771,282

Total	¥1,572,558	¥6,262,289	¥1,576,608	¥197,937	¥9,609,392

For the six months ended September 30, 2024
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥47,738	¥850,997	¥94,487	¥45,730	¥1,038,952
North America	189,571	4,701,983	816,027	64,000	5,771,581
Europe	204,482	233,567	—	33,915	471,964
Asia	1,021,441	924,488	12	31,409	1,977,350
Other Regions	347,554	267,248	—	12,339	627,141

Total	¥1,810,786	¥6,978,283	¥910,526	¥187,393	¥9,886,988

Revenue arising from the other sources*	—	9,268	901,353	4	910,625

Total	¥1,810,786	¥6,987,551	¥1,811,879	¥187,397	¥10,797,613

Explanatory note:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IFRS 16 and interest recognized under IFRS 9.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(9) Fair Value

(a) Definition of Fair Value Hierarchy

Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety. Honda recognizes the transfers between the levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(b) Method of Fair Value Measurement

The fair values of assets and liabilities are determined based on relevant market information and through the use of an appropriate valuation method.

The measurement methods and assumptions used in the measurement of assets and liabilities are as follows:

(Cash and cash equivalents, trade receivables and trade payables)

The fair values approximate their carrying amounts due to their short-term maturities.

(Receivables from financial services)

The fair value of receivables from financial services is measured primarily by discounting future cash flows using the current interest rates applicable for these receivables of similar remaining maturities. Fair value measurement for receivables from financial services is classified as Level 3.

(Debt securities)

Debt securities consist mainly of mutual funds, corporate bonds, local bonds and auction rate securities.

The fair value of mutual funds with an active market is measured by using quoted market prices. Fair value measurement for mutual funds with an active market is classified as Level 1.

The fair values of corporate bonds and local bonds are measured based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurements for corporate bonds and local bonds are classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

The subsidiary’s auction rate securities are A to AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and the United States government, and guaranteed at approximately 95% by the United States government. To measure fair value of auction rate securities, Honda uses a third-party-developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

(Equity securities)

The fair value of equity securities with an active market is measured by using quoted market prices. Fair value measurement for equity securities with an active market is classified as Level 1.

The fair value of equity securities with no active market is measured mainly by using a discounted cash flow method, a comparable company valuation method and other appropriate valuation methods. Fair value measurement for equity securities with no active market is classified as Level 3. In addition, in the case that cost represents the best estimate of fair value, fair value for the equity securities with no active market is measured at cost.

Cash flow forecasts and discount rate for the discounted cash flow model and price book-value ratio (PBR) of a comparable company for the comparable company valuation method are used as significant unobservable inputs in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as Cash flow forecasts increase (decrease), discount rate declines (rises) and PBR of a comparable company rises (declines). Such fair value measurements are conducted in accordance with the group accounting policy approved by the appropriate person of authority and based upon valuation methods determined by personnel in accounting divisions of Honda.

(Derivatives)

Derivatives consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements and interest rate swap agreements.

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured by using market observable inputs such as spot exchange rates, discount rates and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as interest rates and foreign exchange rates. Fair value measurements for these derivatives are classified as Level 2.

The credit risk of the counterparties is considered in the valuation of derivatives.

(Financing liabilities)

The fair value of financing liabilities is measured by discounting future cash flows using interest rates currently available for liabilities of similar terms and remaining maturities. Fair value measurement of financing liabilities is mainly classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(c) Assets and Liabilities Measured at Fair Value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2024 and September 30, 2024 consist of the following:

	Yen (millions)
As of March 31, 2024	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥80,347	¥—	¥80,347
Interest rate instruments	—	108,034	—	108,034
Other	—	—	5,806	5,806

Total	—	188,381	5,806	194,187

Debt securities	55,265	63,886	4,542	123,693
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	30,567	—	30,567
Equity securities	407,489	—	115,214	522,703

Total	¥462,754	¥282,834	¥125,562	¥871,150

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥100,708	¥—	¥100,708
Interest rate instruments	—	133,381	—	133,381
Other	—	2,503	—	2,503

Total	—	236,592	—	236,592

Total	¥—	¥236,592	¥—	¥236,592

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2024.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

	Yen (millions)
As of September 30, 2024	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥101,053	¥—	¥101,053
Interest rate instruments	—	68,208	—	68,208
Other	—	—	5,332	5,332

Total	—	169,261	5,332	174,593

Debt securities	55,237	66,611	4,425	126,273
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	31,427	—	31,427
Equity securities	392,085	—	109,214	501,299

Total	¥447,322	¥267,299	¥118,971	¥833,592

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥50,315	¥—	¥50,315
Interest rate instruments	—	111,592	—	111,592
Other	—	302	—	302

Total	—	162,209	—	162,209

Total	¥—	¥162,209	¥—	¥162,209

There were no transfers between Level 1 and Level 2 for the six months ended September 30, 2024.

There were no significant effects of the measurements on profit or loss or other comprehensive income in Level 3 assets and liabilities measured at fair value on a recurring basis for the six months ended September 30, 2024.

(d) Financial Assets and Financial Liabilities measured at amortized cost

The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost as of March 31, 2024 and September 30, 2024 are as follows:

	Yen (millions)
	As of March 31, 2024		As of September 30, 2024
	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from financial services	¥8,175,270	¥7,964,497	¥8,295,834	¥8,215,174
Debt securities	69,751	69,751	202,355	202,355
Financing liabilities	10,163,557	10,008,013	10,484,963	10,459,180

The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(10) Contingent Liabilities

Claims and Lawsuits

Honda is subject to potential liability under various lawsuits and claims. Honda recognizes a provision for loss contingencies when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recognized for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel.

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and provision. Punitive damages are claimed in certain of these lawsuits.

After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position or results of operations.

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arises, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

(11) Earnings Per Share

Earnings per share attributable to owners of the parent for the six months ended September 30, 2023 and 2024 are calculated based on the following information. There were no significant dilutive potential common shares outstanding for the six months ended September 30, 2023 and 2024.

	2023	2024
Profit for the period attributable to owners of the parent (millions of yen)	¥616,301	¥494,683
Weighted average number of common shares outstanding, basic (shares)	4,944,995,695	4,790,956,696
Basic earnings per share attributable to owners of the parent (yen)	¥124.63	¥103.25

Explanatory note:

*

As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023. Basic and diluted earnings per share attributable to owners of the parent are calculated based on the assumption that the stock split had been implemented at the beginning of the year ended March 31, 2023.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(12) Dividend

(a) Dividend payout

For the six months ended September 30, 2023

Resolution	The Board of Directors Meeting on May 11, 2023
Type of shares	Common shares
Total amount of dividends (millions of yen)	99,915
Dividend per share (yen)	60.00
Record date	March 31, 2023
Effective date	June 6, 2023

For the six months ended September 30, 2024

Resolution	The Board of Directors Meeting on May 10, 2024
Type of shares	Common shares
Total amount of dividends (millions of yen)	188,418
Dividend per share (yen)	39.00
Record date	March 31, 2024
Effective date	June 4, 2024

(b) Dividends payable of which record date was in the six months ended September 30, 2024, effective after the period

Resolution	The Board of Directors Meeting on November 6, 2024
Type of shares	Common shares
Resource for dividend	Retained earnings
Total amount of dividends (millions of yen)	159,386
Dividend per share (yen)	34.00
Record date	September 30, 2024
Effective date	December 4, 2024

Explanatory note:

*

As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023. Each of dividend per share based on the resolution of the Board of Directors Meeting on May 10, 2024 and November 6, 2024 is an amount after the stock split.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(13) Subsequent Event

Acquisition of the Company’s Own Shares

The Board of Directors of the Company, at its meeting held on November 6, 2024, resolved that the Company will acquire its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 36 of the Company’s Articles of Incorporation.

(a) Reason for acquisition of own shares

The Company will acquire its own shares for the purpose, among others, of improving efficiency of its capital structure and implementing a flexible capital strategy.

(b) Details of the acquisition

1) Class of shares to be acquired:

Shares of common stock

2) Total number of shares to be acquired:

Up to 70,000,000 shares (1.5 % of total number of issued shares (excluding treasury stock))

3) Total amount of shares to be acquired:

Up to 100,000 million yen

4) Period of acquisition:

Starting on November 7, 2024 and ending on October 31, 2025

5) Method of acquisition:

Market purchases on the Tokyo Stock Exchange

1.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2.	Market purchases based on a discretionary trading contract regarding acquisition of own shares

(14) Approval of Release of Condensed Consolidated Interim Financial Statements

The release of the condensed consolidated interim financial statements was approved by Toshihiro Mibe, Director, President and Representative Executive Officer and Eiji Fujimura, Director, Managing Executive Officer and Chief Financial Officer on November 8, 2024.